SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PORTEC RAIL PRODUCTS, INC.
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
736212101
(CUSIP Number)
David Voltz
L.B. Foster Company
415 Holiday Drive
Pittsburgh, Pennsylvania 15220
(412)-928-3417

Copies to:

Lewis U. Davis, Jr., Esq.
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
February 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	736212101	Page	2	of	11

(1)	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L.B. Foster Company (IRS No. 25-1324733)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

(7)	SOLE VOTING POWER

NUMBER OF	182,850

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	2,926,186*

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	182,850

WITH	(10)	SHARED DISPOSITIVE POWER

2,926,186*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,109,036

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

N/A

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.4%**

(14)	TYPE OF REPORTING PERSON (See Instructions)

CO
* Represents the aggregate number of shares of common stock of Portec Rail Products, Inc., a West Virginia corporation (the "Company"), held by certain shareholders of the Company who have entered into a Tender and Voting Agreement, dated as of February 16, 2010, with L.B. Foster Company, a Pennsylvania corporation ("Parent") and Foster Thomas Company, a West Virginia corporation and a wholly-owned subsidiary of Parent ("Purchaser"), described herein. Such number does not include any Company Common Shares issuable upon the exercise of stock options to purchase 34,250 Company Common Shares held by shareholders of the Company, which shares would become subject to the Tender and Voting Agreement if the options were exercised. Parent and Purchaser expressly disclaim beneficial ownership as determined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of any of the Company Common Shares (as defined in Item 1 herein) subject to the Tender and Voting Agreement.
** Based on 9,602,029 Company Common Shares outstanding, as represented by the Company in the Merger Agreement (as defined in Item 4 herein).

CUSIP No.	736212101	Page	3	of	11

(1)	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Foster Thomas Company

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

West Virginia

(7)	SOLE VOTING POWER

NUMBER OF	-0-

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	2,926,186*

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	-0-

WITH	(10)	SHARED DISPOSITIVE POWER

2,926,186*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,926,186

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.5%**

(14)	TYPE OF REPORTING PERSON (See Instructions)

CO
* Represents the aggregate number of shares of common stock of the Company held by certain shareholders of the Company who have entered into a Tender and Voting Agreement, dated as of February 16, 2010, with Parent and Purchaser. Such number does not include any Company Common Shares issuable upon the exercise of stock options to purchase 34,250 Company Common Shares held by shareholders of the Company, which shares would become subject to the Tender and Voting Agreement if the options were exercised. Parent and Purchaser expressly disclaim beneficial ownership as determined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of any of the Company Common Shares (as defined in Item 1 herein) subject to the Tender and Voting Agreement.
** Based on 9,602,029 Company Common Shares outstanding, as represented by the Company in the Merger Agreement (as defined in Item 4 herein).

CUSIP No.	736212101	Page	4	of	11
Item 1. Security and Issuer
     This statement on Schedule 13D (this “Schedule”) relates to shares of common stock of Portec Rail Products, Inc., a West Virginia corporation (the “Company”), $1.00 par value per share (the “Company Common Shares”). The address and principal office of the Company is 900 Old Freeport Road, Pittsburgh, PA 15238.
Item 2. Identity and Background.
     (a) This Schedule 13D is being filed by L.B. Foster Company, a Pennsylvania corporation (“Parent”), for and on behalf of itself and Foster Thomas Company, a West Virginia corporation and a wholly-owned subsidiary of Parent (“Purchaser”).
     (b) The principal executive offices of each of the Parent and the Purchaser are located at 415 Holiday Drive, Pittsburgh, PA 15220.
     (c), (f) Parent is a manufacturer, fabricator and distributor of products and services for the rail, construction, energy, utility and recreation markets. Purchaser is a newly formed West Virginia corporation organized in connection with the Offer (as defined in Item 4 herein) and the Merger (as defined in Item 4 herein) and has not conducted any activities other than in connection with the Offer and the Merger. Until immediately prior to the time that Purchaser will purchase Company Common Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. All outstanding shares of capital stock of Purchaser are owned by Parent.
     The name, business address, present principal occupation or employment (including the name, principal business and address of the corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Parent and the Purchaser are set forth on Annex A hereto and are incorporated by reference herein.
     (d), (e) During the past five years, neither Parent, Purchaser nor, to the best of their knowledge, any person listed on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Neither Parent nor Purchaser has paid any consideration in connection with the execution of the Merger Agreement or the Tender and Voting Agreement (as defined in Item 4 herein) to the shareholders that are party to the Tender and Voting Agreement. Neither Parent nor Purchaser expect to acquire any Company Common Shares pursuant to the Tender and Voting Agreement. Parent and Purchaser expect to acquire all outstanding Company Common Shares pursuant to the Offer and the Merger.
     Purchaser estimates that it will need approximately $124.5 million to purchase all of the Company Common Shares pursuant to the Offer and the Merger, assume or pay off existing Company debt and pay all related fees and expenses. Parent will provide the Purchaser with sufficient funds to purchase all Company Common Shares properly tendered in the Offer and provide funding for Merger. The Offer is not conditioned upon Parent’s or the Purchaser’s ability to finance the purchase of the Company Common Shares pursuant to the Offer. Parent expects to obtain the necessary funds from cash on hand. Parent does not anticipate a need for any alternative sources of financing for the Offer and the Merger.

CUSIP No.	736212101	Page	5	of	11
Item 4. Purpose of the Transaction
     On February 16, 2010, the Company, Parent and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that Purchaser will offer to purchase all of the issued and outstanding Company Common Shares (the “Offer”) at a purchase price of $11.71 per share, net to the seller, without interest (the “Offer Price”). Following the completion of the Offer and the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, (i) Purchaser will be merged into the Company, under West Virginia law (the “Merger”), with the Company being the surviving corporation and a wholly-owned subsidiary of Parent, (ii) each Company Common Share that is not tendered and accepted pursuant to the Offer (other than Company Common Shares owned by Parent, Purchaser or the Company or any of their respective wholly-owned subsidiaries) will be converted into the right to receive in cash an amount per share equal to the Offer Price, and (iii) each issued and outstanding Company Common Share owned by Parent, Purchaser or the Company immediately prior to the Merger shall automatically be cancelled and cease to exist, and no consideration shall be delivered or deliverable therefore. The Offer, the Merger, and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of certain conditions, including the receipt of regulatory approvals, as set forth in the Merger Agreement. Furthermore, the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are subject to the termination provisions of the Merger Agreement, which may be terminated by either party in accordance with its terms. A more complete description of the Merger Agreement is contained in Exhibit 1 to this Schedule, which description is incorporated by reference herein. A copy of the Merger Agreement is filed as Exhibit 2 to this Schedule and is incorporated by reference herein.
     Concurrently with the execution of and in order to induce Parent and Purchaser to enter into the Merger Agreement, certain shareholders of the Company (the “Supporting Shareholders”) entered into the Tender and Voting Agreement with Parent and the Purchaser. Pursuant to the Tender and Voting Agreement, each Supporting Stockholder has (i) agreed to validly tender and not to withdraw, pursuant to and in accordance with the terms of the Offer, all shares of the Company which are beneficially owned by such Supporting Stockholder, (ii) agreed to, at any meeting of the stockholders of the Company, to vote (or cause to be voted) all such shares, (a) in favor of adopting the Merger Agreement and any transactions contemplated thereby, (b) against any proposal relating to any Alternative Transaction Proposal and (c) against any proposal, action or agreement that would delay, prevent or frustrate the Offer and the related transactions contemplated by the Merger Agreement and (iii) irrevocably granted Purchaser and any of its designees the Supporting Stockholder’s irrevocable proxy to vote all of the Supporting Stockholder’s shares of the Company to secure the performance of the duties of such Supporting Stockholder. Additionally, each Supporting Stockholder has undertaken that such Supporting Stockholder will not offer to transfer, transfer or consent to any transfer of, any or all of its shares of the Company or other shares over which he has voting and dispositive power, or any interest therein without the prior written consent of Purchaser or grant any proxy or power-of-attorney with respect to those shares.
     “Alternative Transaction Proposal” means (i) any tender or exchange offer for the Company’s Common Shares, (ii) any inquiry, proposal or indication of interest (whether binding or non-binding) to the Company or its directors or executive officers relating to any proposed tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any subsidiary of the Company or (iii) any inquiry, proposal or indication of interest (whether binding or non-binding) to the Company or its directors or executive officers to acquire in any manner beneficial ownership (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of ten percent (10%) or more of the outstanding voting securities of the Company or ten percent (10%) or more of the aggregate fair market value of the consolidated assets of the Company and its subsidiaries, other than the transactions contemplated by the Merger Agreement or the Tender and Voting Agreement.
     The Tender and Voting Agreement terminates when and if the Merger Agreement is terminated without the consummation of the Merger.
     A more complete description of the Tender and Voting Agreement is contained in Exhibit 1 attached to this Schedule, which description is incorporated by reference herein. A copy of the Tender and Voting Agreement is filed as Exhibit 3 to this Schedule and is incorporated by reference herein.

CUSIP No.	736212101	Page	6	of	11
     The purpose of the transactions described above is for Parent to acquire control of the Company through the acquisition of all outstanding Company Common Shares. Upon consummation of the transactions contemplated by the Merger Agreement and Tender and Voting Agreement, the Company will become a wholly-owned subsidiary of Parent, the Company Common Shares will cease to be freely traded or listed on Nasdaq or any national securities market, all Company Common Shares will be de-registered under the Securities Exchange Act of 1934, as amended, and Parent will replace the existing directors and management with persons selected by Parent, and will make such other changes in the charter, bylaws, capitalization, management and business of the Company as set forth in the Merger Agreement and as otherwise deemed necessary or appropriate by Parent. Currently, the Company pays a dividend to its shareholders. Following the Offer and Merger, the Company does not expect to continue to pay these dividends in the near future. Except as otherwise set forth in this Schedule or the Merger Agreement, it is expected that initially, following the Merger, the business and operations of the Company will be continued by the Company substantially in the same form as they are currently being conducted. However, in connection with the Offer, Parent and Purchaser have reviewed and will continue to review various possible business strategies that they might consider in the event that Purchaser acquires control of the Company, whether pursuant to the Offer, the Merger or otherwise.
     Except as described in this Section 4 or otherwise set forth or incorporated by reference herein relating to the Offer, the Merger and the transactions contemplated by the Merger Agreement and the Tender and Voting Agreement, Parent does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional Company Common Shares or the disposition of Company Common Shares, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board, (v) any material change in the capitalization or dividend policy of the Company, (vi) any other material change in the Company’s corporate structure or business, (vii) any change to the Company’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Company, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of Company equity securities becoming eligible for termination of registration pursuant to Section (g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to any of those enumerated above.
     The preceding summary of certain provisions of the Merger Agreement and the Tender and Voting Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.
Item 5. Interest in Securities of the Issuer.
     (a) - (b) Parent owns and has sole voting and sole dispositive power over 182,850 Company Common Shares which were acquired more than 60 days prior to the date of the event reported on this Schedule. As a result of the Merger Agreement and the Tender and Voting Agreement, Parent and Purchaser, as a group, may be deemed to be the beneficial owner of and to have the shared voting and shared dispositive power with respect to 2,926,186 Company Common Shares. This aggregate number represents approximately 32.4% of the Company Common Shares issued and outstanding as of February 16, 2010 (as represented by the Company in the Merger Agreement). Parent and Purchaser expressly disclaim beneficial ownership of any and all Company Common Shares which are subject to the Tender and Voting Agreement, and nothing herein shall be deemed an admission by Parent or Purchaser as to the beneficial ownership of such shares. A copy of each of the Merger Agreement and the Tender and Voting Agreement, filed as Exhibits 2 and 3, respectively, to this Schedule are incorporated by reference herein. The preceding summary of certain provisions of the Merger Agreement and the Tender and Voting Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.
     (c) - (d) Except as described herein, neither Parent and Purchaser nor, to the best of their knowledge, any other person referred to in Annex A attached hereto, has acquired or disposed of any Company Common Shares during the past 60 days. Furthermore, Parent and Purchaser know of no other person to have the right to receive or

CUSIP No.	736212101	Page	7	of	11
the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.
     (e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, Parent and Purchaser and none of the persons named on Annex A has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Summary description of Agreement and Plan of Merger and Form of Tender and Voting Agreement

Exhibit 2:	Agreement and Plan of Merger, dated as of February 16, 2010, among L.B. Foster Company, Foster Thomas Company and Portec Rail Products, Inc.

Exhibit 3:	Form of Tender and Voting Agreement, dated as of February 16, 2010, among L.B. Foster Company, Foster Thomas Company and certain shareholders of Portec Rail Products, Inc.

CUSIP No.	736212101	Page	8	of	11
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 26, 2010

L.B. FOSTER COMPANY
By:	/s/ Stan L. Hasselbusch
	Name:	Stan L. Hasselbusch
	Title:	President & CEO

FOSTER THOMAS COMPANY
By:	/s/ Stan L. Hasselbusch
	Name:	Stan L. Hasselbusch
	Title:	President & CEO

CUSIP No.	736212101	Page	9	of	11

Annex A
DIRECTORS AND EXECUTIVE OFFICERS
The following table sets forth the name and present principal occupation or employment of each director and executive officer of Parent and Purchaser, as well as the name, principal business and address of such employer, as of February 26, 2010. The principal business address of each person listed below is c/o L.B. Foster Company, 415 Holiday Drive, Pittsburgh, PA 15220. Each person listed below is a citizen of the United States.
DIRECTORS OF L.B. FOSTER COMPANY

Name	Principal Occupation

Lee B. Foster II	Mr. Foster is currently the Chairman of L.B. Foster Company.

Stan L. Hasselbusch	Mr. Hasselbusch is Chief Executive Officer and President of L.B. Foster Company.

Peter McIlroy II	Mr. McIlroy is Chief Executive Officer of Robroy Industries.

G. Thomas McKane	Mr. McKane is retired from his roles as Chairman and Chief Executive Officer of A.M. Castle & Co.

Diane B. Owen	Ms. Owen is Vice President — Corporate Audit of H.J. Heinz Company.

William H. Rackoff	Mr. Rackoff is President and Chief Executive Officer of ASKO, Inc.

Suzanne B. Rowland	Mrs. Rowland is Vice President — Business Excellence for Tyco International, Ltd.
EXECUTIVE OFFICERS OF L.B. FOSTER COMPANY

Name	Principal Occupation

Stan L. Hasselbusch	President and Chief Executive Officer

Merry L. Brumbaugh	Vice President — Tubular Products

Samuel K. Fisher	Senior Vice President — Rail

Donald L. Foster	Senior Vice President — Construction Products

Kevin R. Haugh	Vice President — CXT Concrete Products

CUSIP No.	736212101	Page	10	of	11

Name	Principal Occupation

John F. Kasel	Senior Vice President — Operations and Manufacturing

Brian H. Kelly	Vice President — Human Resources

Gregory W. Lippard	Vice President — Rail Product Sales

Linda K. Patterson	Controller

David J. Russo	Senior Vice President, Chief Financial Officer and Treasurer

David R. Sauder	Vice President — Global Business Development

David L. Voltz	Vice President, General Counsel and Secretary
DIRECTORS AND EXECUTIVE OFFICERS OF FOSTER THOMAS COMPANY

Name	Principal Occupation

Stan L. Hasselbusch	President and Chief Executive Officer of L.B. Foster Company; Director and President & CEO of Foster Thomas Company

David J. Russo	Senior Vice President, Chief Financial Officer and Treasurer of L.B. Foster Company; Director and Senior Vice President, CFO & Treasurer of Foster Thomas Company

David L. Voltz	Vice President, General Counsel and Secretary of L.B. Foster Company; Director and Vice President & Secretary of Foster Thomas Company

David Sauder	Vice President — Global Business Development of L.B. Foster Company; Vice President of Foster Thomas Company

CUSIP No.	736212101	Page	11	of	11
EXHIBIT INDEX

Exhibit 1:	Summary description of Agreement and Plan of Merger and Form of Tender and Voting Agreement

Exhibit 2:	Agreement and Plan of Merger, dated as of February 16, 2010, among L.B. Foster Company, Foster Thomas Company and Portec Rail Products, Inc.

Exhibit 3:	Form of Tender and Voting Agreement, dated as of February 16, 2010, among L.B. Foster Company, Foster Thomas Company and certain shareholders of Portec Rail Products, Inc.